X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 DEC -3 AM 8:30

02060181

November 25, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated November 25, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 12/4

X-Cal Resources Ltd.

TSX/XCL **November 25, 2002**

News Release

X-Cal Annual Meeting Report

Fifty-seven percent of all of the outstanding shares of X-Cal Resources Ltd. were voted at the Annual Meeting of the Shareholders. The results of the voting passed the resolutions and elected the Directors proposed in by management. The strong showing of support by shareholders of X-Cal is very positive.

X-Cal President, Shawn Kennedy, discussed the contents of the current investor information package during the question and answer period. The relevance of X-Cal's Nevada gold properties to the looming industry wide reserve replacement shortages was demonstrated by location, geologic attributes, and data. Shareholders were informed that a team being coordinated by Keith Blair, MSc., has been locating drill sites at Sleeper and that testing of the property will be ongoing when permits are received.

X-Cal is initiating Annual Awards to individuals who have made significant contributions to advancing our projects. The first Annual Awards will recognize a list of geologic talent who have assisted with the assembly and documentation of the Sleeper Gold Project. Certificates of appreciation will be accompanied by a donation to the Geological Society of Nevada in the names of the people to be honored. The list of recipients will be announced.

The complete investor package is available in hard copy from the Company, or in short form at www.x-cal.com, under Current Reports. It consists of Color Plates from the slide presentation, a comprehensive Information Memorandum containing all of the information normally requested by analysts and the Geologic Due Diligence report on the Sleeper Gold Project by Larry D. Kornze, P.Eng. and Jeffrey D. Phinisey, MSc. Mr. Kornze has been given much of the credit for discovery of the gold reserves on the Carlin Trend that made Barrick Gold during a period from the mid 1980's until 2001. His report on Sleeper is material.

Shareholders are encouraged to call in and retain contact with management throughout the year.

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.